SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 2, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     This Report contains a copy of the following:
(1)	The Press Release issued on May 2, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 2 May 2008
ING to Acquire CitiStreet for EUR 578 million (US $900 million); ING Moves to Number Three in Defined Contribution Business
ING Group announced today that it has reached an agreement to acquire CitiStreet LLC, one of the premier retirement plan and benefit service and administration organizations in the US defined contribution marketplace. CitiStreet is jointly owned by Citigroup, Inc. and State Street Corporation. The combined operations will make ING the third-largest defined contribution business in the US based on assets under management (AUM) and assets under administration (AUA) with EUR 224 billion in AUM and AUA (US $351 billion), and the second largest based on plan participants, with more than 14 million plan participants.
Michel Tilmant, Chairman of the Executive Board of ING Group said, “This acquisition is consistent with ING’s focused strategy to support the strong organic growth of the Group with suitable add-on acquisitions aligned with its core banking, investments, life insurance and retirement services growth businesses.”
Under the terms of the agreement, ING will acquire 100 percent of CitiStreet for a total consideration of EUR 578 million (US $900 million). The deal will be financed entirely from existing internal resources. The proposed purchase will have no impact on ING’s ongoing share buy-back program.
Tom McInerney, ING Executive Board member and CEO for ING Insurance Americas said, “This acquisition significantly expands our existing footprint in our retirement services businesses in the US and will help drive long-term growth in the US retirement savings marketplace. CitiStreet’s impressive scale and exceptional reputation in the mid- and large-corporate markets, complements ING’s focus on the small- and mid-corporate, government, and education markets. ING’s financial strength, investment management capabilities, retirement income offerings, and strong global brand make ING an ideal partner for CitiStreet’s existing plan sponsors and plan participants.”
CitiStreet is a provider of recordkeeping and administrative services, counseling and advice programs, and other benefit plan services primarily in the US. It has approximately 3,700 employees with the majority located in the US. The transaction also includes a defined benefit/pension business in the US, a health and welfare (H&W) business in the US, and a retirement services business in Australia.
Kathleen Murphy, CEO, ING US Wealth Management said, “This acquisition brings together two customer-centric cultures that are committed to making retirement saving and other benefits delivery easier for plan sponsors and plan participants. With ING’s excellence and leadership in the education, small employer, government and health care markets, and CitiStreet’s excellence and leadership across all employer markets, we are creating a new value proposition that will span the full spectrum of the defined contribution and benefits servicing marketplace. Furthermore, in a converging defined contribution environment, ING’s and CitiStreet’s key stakeholders will be well-served by a leading retirement savings provider that is committed to addressing the evolving needs of investors.”

The acquisition will provide significant operational synergies for ING and is expected to be EPS accretive by 2010, excluding merger-related expenses and the amortization of customer-based intangible assets.
This transaction is subject to customary closing conditions and is expected be closed in the third quarter of 2008.
Press enquiries:

Pilar Teixeira	Dana Ripley	Lisa Margeson
ING Group	ING Insurance Americas	CitiStreet LLC
+31 20 541 5469	+1 770.980.4865	+1 617.376.9150
pilar.teixeira@ing.com	+1 404.788.9624	lmargeson@citistreetonline.com
dana.ripley@us.ing.com
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
ING Profile
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 34,000 people and serves over 30 million customers in the United States, Canada, Mexico, Brazil, Chile, Peru, Argentina, Uruguay and Colombia, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 2, 2008